MISSION STATEMENT First Clover Leaf Bank will be the premier financial services provider to individuals, businesses and corporations in the communities we serve, while increasing value to all stakeholders through personalized, exceptional service delivered through high-quality products. CORE VALUES Respect • Integrity • Efficiency • Innovation Enthusiasm • Collaboration

MISSION STATEMENT First Clover Leaf Bank will be the premier financial services provider to individuals, businesses and corporations in the communities we serve, while increasing value to all stakeholders through personalized, exceptional service delivered through high-quality products. CORE VALUES Respect • Integrity • Efficiency • Innovation Enthusiasm • Collaboration

Contents Letter to Shareholders 2 Board of Directors 4 Executive Management Team 5 Business Banking Group 6 Mortgage Lending Group 7 Full Service Branch Opened in Swansea 8 New Customer Acquisition & Growth Initiative 9 Why Our Business Customers Stay Loyal to Our Bank 10 Supporting Local Small Business 12 Community Support & Recognition 14 2014 Lookback 16 We Just Celebrated our 125th Birthday 17 Our Employees Fueled the Bank’s Growth & Expansion 18 Annual Financial Report 19 First Clover Leaf Financial Corp.

Dear Shareholders: Profitable Progress! Those are the two words that sum up 2014 for First Clover Leaf Financial and First Clover Leaf Bank, National Association. We continue to believe that the best way to increase shareholder value is by increasing your bank’s profitability while providing outstanding service to our customers through high quality products. That is our goal and mission. In last year’s Shareholder Letter we announced the new Strategic Plan for the bank. This year we are pleased to report our progress in executing the Strategic Plan and how that is translating into profit for the bank and shareholders, while benefitting the employees and the communities we serve. Let’s first review profitability. In 2014, First Clover Leaf Financial Corporation had net income of $3,826,192, which is a 14% increase over 2013. Net income per share was $0.55 compared to $0.46 for 2013 - an increase of 19.6%. We attribute much of our increased profitability to our continued attention to our overall credit quality. Many banks, including ours, continued to work through legacy workout assets from the recession. Through management’s concerted effort, our expense on foreclosed assets dropped over 62% to $506,885, as we liquidated many properties held as foreclosed assets. And the improvement in the quality of our overall loan portfolio, coupled with recoveries received on previously charged-off loans, led to a credit provision of $250,000 in our Allowance for Loan and Lease Losses in 2014, compared to a provision of $485,000 in 2013. Beyond improvements in our credit quality, net interest income increased by $295,527, and income from the sale of mortgages increased by over $70,000. These gains in income offset some increases in expenses, which were necessary, in part, to build our infrastructure, as noted below. While total assets decreased slightly to $607,614,800 at year-end 2014 compared to $622,044,442 at year-end 2013, our loans grew $28,335,442 or 7.6% to $400,904,404. The decrease in total assets was primarily the result of the bank taking advantage of our strong cash position and allowing several higher cost Federal Home Loan Bank borrowings to mature without replacement borrowings. And finally, we are excited that our total shareholders’ equity grew 5.5% to $77,129,893. Now let’s turn our attention to progress! Improving our loan quality allowed us to invest in our future. In 2014, we opened a loan production office in O’Fallon, Illinois, followed quickly by a new retail branch in Swansea, Illinois. We have been pleased with the volume of deposits generated and the loan production from those investments. Our Highland location was upgraded from a loan production office to a full service branch in early 2014, and is already providing much needed growth. It is important for First Clover Leaf Financial to continue to grow its presence in the Metro East area. We will continue to look for expansion opportunities in 2015. Profitable Progress

First Clover Leaf Financial Corp. During 2014 we completed the conversion of the First Clover Leaf Bank charter from a savings and loan, Office of Thrift Supervision to that of a national bank supervised by the Office of the Comptroller of the Currency. The new official name of the Bank is First Clover Leaf Bank, National Association. We believe this conversion to a national bank charter better reflects the business model of our organization and may enhance shareholder value in the long term by the investment community recognizing our conversion as continued progress to that of a full service community banking model. It has been a year since we introduced the First Clover Leaf Financial and First Clover Leaf Bank 2014-2016 Strategic Plan. We are proud to say that many elements of that plan have been followed successfully and are guiding us in the right direction. Last fall, our board and management team reviewed the plan and updated it to reflect new action plans and goals. The updated 2015-2017 Strategic Plan is available for our shareholders to review. One of our long-term directors, Joe Helms, decided not to stand for re-election at our annual meeting in 2014. All of our shareholders are indebted to Dr. Helms for his 43 years of service to First Clover Leaf Bank, First Clover Leaf Financial and their predecessor organizations. He served many of those years as Chairman of the Board when the bank and holding company experienced tremendous growth and solid profitability. Thank you, Joe. Our success is not complete, nor is our journey to work hard and look for opportunities to enhance our shareholder value. And we thank you, our shareholder, for your continued support of our organization. Profitable Progress – that is our goal and our mission. Sincerely, Gerard A. (Gerry) Schuetzenhofer, Chairman P. David Kuhl, President & CEO Gerry Schuetzenhofer and Dave Kuhl

Board of Directors The Board of Directors of First Clover Leaf Financial and First Clover Leaf Bank are comprised of local business and civic leaders from Madison and St. Clair County. Their expertise in guiding the bank is immeasurable. We are fortunate that they give their time and wisdom to execute their fiduciary responsibilities for all our Shareholders. Our Board has been invaluable in helping to draft our Strategic Plan and then working closely with Senior Management to ensure it is followed. We thank our Board for their dedication and guidance. Joseph Gugger Mona Haberer Kenneth Highlander Dave Kuhl Gary Niebur Gerry Schuetzenhofer Joseph Stevens Dennis Terry Mary Westerhold Dr. Joseph Helms Retires from FCLF Board of Directors First Clover Leaf Financial extends its heartfelt thanks to Dr. Joseph Helms for his years of dedicated service and commitment to the bank’s success. Dr. Helms grew up in Belleville and attended the University of Illinois. He served in the Armed Forces before spending his career as a Doctor of Veterinary Medicine. Dr. Helms began his banking directorship at First Federal Savings and Loan in 1972. He served as Chairman of the Board from 1996 to 2012, leading us through the First Federal Savings & Loan acquisition in 2006. He remained on the bank’s Board of Directors until 2014. Dr. Helms contributed to the success of both institutions for 42 years. We are extremely thankful for his service and wish him all the best.

Executive Management Team Today’s community banking world is extremely competitive. The successful community banks are those that have developed a leadership driven management team. First Clover Leaf Bank’s Executive Management Team has over 110 years of experience, the majority of it gained right here in our local markets. They excel in the leadership of First Clover Leaf Bank, and all are active leaders in our state and national banking organizations, as well as our local civic and charitable organizations. Dave, Bill, Dee and Lisa work closely with our Board of Directors in developing and executing on our Strategic Plan. Shareholder value coupled with community enhancement is always at the forefront of Executive Management’s goals. Executive Management Team (from left) Lisa Fowler, Dave Kuhl, Bill Barlow and Dee McDonald

Business Banking Group Business Banking Group (from left) Dennis Terry, Paul Abert, Lynda Tite, Brian Gibson, Terri Lowrance, Bill Barlow, Steve Cooper, Ryan Goodwin, Abel Anderson, Lara DeGroot and James DeMoulin The Business Banking Group is made up of eleven well-known commercial bankers who have served in the Madison and St. Clair County markets the majority of their careers. These local lenders collectively represent over 200 years of experience in banking. Our lenders take pride in discerning the financial needs of our customers through collaborative processes and providing competitive solutions for our customers’ financial needs. We take the time to get to know our customers’ businesses and industries while becoming a partner in their success. Commercial Banking Services As our economy continues its upward trend and businesses continue their expansion, our Business Banking Group stands ready to provide solutions to their financial challenges. Our commercial loans and treasury management products are designed to give businesses the control and flexibility they need to achieve success. Commercial Loan Products • Real Estate Construction & Development Financing • Short-Term Working Capital • Equipment & Fixed Asset Term Financing • Tax-Exempt & Municipal Financing • Operating Loans & Lines of Credit • SBA & USDA Financing Commercial Checking Accounts • Simply Free Business Checking • Business Interest Checking • Commercial Checking • Corporate Sweep Checking • Business Money Market Commercial Deposit Services • Remote Deposit Capture • Zero Balance Accounts • ACH & Positive Pay • Check Positive Pay • Lockbox Other Services • Wire Transfers • Courier Service • Merchant Services • Business Credit Card • Business Debit Card • Online Cash Management • Loan Sweep

Mortgage Lending Group First Clover Leaf Bank is one of the leading mortgage providers in Madison and St. Clair Counties. The Mortgage Lending Group consists of four mortgage lenders with over 100 years of combined mortgage lending experience. Mortgage Products We continued to expand the number of mortgage products we can provide to better serve our customers. We have exceptional access to lending products through Fannie Mae, Freddie Mac, Federal Home Loan Bank Mortgage Partnership Finance, US Department of Agriculture, Federal Housing Authority, Veterans Administration, Illinois Housing Development Authority and other providers. Through our in-house first and second mortgage products, we deliver conforming and non-conforming loan options. Customer Service and Access We strive to work around our customers’ busy schedules by making ourselves available via face-to-face meetings, phone, online and email. Our mortgage lenders are accessible to customers seven days a week. During 2014, we also focused on streamlining our processes and systems to more effectively and efficiently close loans to better meet our customers’ needs. Business Partners As our local economy continues to improve, our strong relationships with realtors, builders and Chambers of Commerce are critical to growing our communities and loan business. We’ve continued to grow and expand our relationships with our business partners through our strong involvement with the Realtor Associations, Home Builders Association and Chambers of Commerce. Patty Wooff with CA Construction owners and staff Scott Gruber and Rick Malawy, mortgage customer “I enjoy the ease of doing business with First Clover Leaf Bank employees.” CA Jones, Mortgage Customer “I like working with Scott Gruber because he is always making sure the borrower is informed throughout the process. Whether it is good news or bad, he makes sure to tell you as soon as possible. Things always seem to get completed on time. ”Rick Malawy, Mortgage Customer

Full Service Branch Opened In Swansea We continued our planned growth and expansion in 2014, as our new, full-service branch opened in Swansea on July 1, in a highly visible location at 4101 North Illinois Street. Amie Toberman, Swansea Branch Manager, and local resident, heads up the branch’s retail staff, which is comprised of a very experienced team: Alexandria (Alix) Ahring, Branch Supervisor; Sarah Holle, Personal Banker; Stephanie Garry, Lead Teller; Alanna Jacks, Teller; and Carleigh Baker, Teller. The Swansea branch immediately began connecting to the Swansea community by getting involved in outreach programs and sponsoring local events. The Green Team, a volunteer group of employees, has taken off in St. Clair County doing litter pick-up and 5K runs. The branch has already sponsored numerous events in Swansea and Belleville, and several managers are serving on the boards of local organizations, including the Metro East Chamber of Commerce and the Fairview Heights Beautification Commission. We are pleased to extend our business and values to the wonderful communities in St. Clair County. The communities have truly embraced us, and we already feel right at home here. clockwise from top: Swansea branch; Swansea branch staff - Alix Ahring, Amie Toberman, Brian Gibson, Stephanie Garry, Abel Anderson and Alanna Jacks; Scott Air Force guests at the Belle-Scott Dinner; Branch staff at Bowl for Kids’ Sake (2 photos) Big Brothers Big Sisters event

New Customer Acquisition & Growth Initiative In November of 2014, we embarked on a comprehensive plan to acquire new customers and grow our business. This plan focuses on checking accounts because that is the service which creates the most loyalty and longevity with customers. Our Customer Acquisition & Growth (CAG) program simplifies our checking products and makes opening accounts quicker and easier for customers. It includes an 8-Step Sales Process, which is entirely focused on customer experience. Our entire staff had extensive training on the CAG program, which includes greeting customers, sales, and in-branch marketing materials. The program includes gifts with new accounts, and a buy-back of up to $10 of a new customer’s unused checks and debit cards from other financial institutions. The CAG also provides a “2x2x2”onboarding process to help new checking customers get better acclimated to the bank. Our staff follows up with new customers 2 days, 2 weeks and 2 months after opening their checking account to see if they have any questions. It also provides an opportunity to make sure customers are aware of all the tools and services that come with their account. To ensure the program is active and ongoing, we have mystery shoppers randomly visit our branches to open new accounts. We acquired 496 new checking accounts in the first two months of this program, which is more than double what we have done historically in a two month period! We look forward to the continued success of this program. “The customer has always been at the center of what we do. It is exciting to be able to offer a program that is focused on the customer’s experience, while also enhancing the bank’s future success. It’s a win-win!”Chad Abernathy, Senior Vice President”

Why Our Business Customers Stay Loyal to Our Bank Jack Schmitt Chevrolet Lisa Fowler, Jack Schmitt, Dennis Terry and Tom Gerke The Bank Watches Over My Accounts to Protect My Business “The bank managers watch over our business checking account like a hawk! If they see a questionable transaction on company debit cards, they immediately contact our office manager. I feel very secure that my bank looks out for my business in that way, so I don’t have to worry about fraudulent activity. They are on top of it. I also think the commercial loan department is, by far, way ahead of the rest, based on my experience. I have a great relationship with my bank, and especially with Dennis Terry, who has become a great friend over the years.” Jack Schmitt Jack Schmitt Chevrolet Hidden Lake Winery Abel Anderson and Angela Holbrook Better Interest Rates Put Us in a Better Financial Position “We initially chose First Clover Leaf Bank because the interest rates were better. The bank further helped me out by decreasing the loan initiation fees for our business loans. That has improved the financial position of our business. I’ve stayed with them because the business banking team is personable and trustworthy, and they’re always willing to add value to my business.” Angela Holbrook Hidden Lake Winery

Custom-Designed Programs Gave Me the Flexibility I Needed “Floor plan inventory financing is always my biggest need and challenge because my inventory goes up and down quickly. First Clover Leaf Bank went out of its way to design a program that made sense for my unique needs. They’ve also handled many other financial needs for me, from construction loans to business loans. The Business Banking Group has acted as my partner. I can always talk to a decision maker who is ready to help. Even though the bank has grown, they’ve never lost that small town feel. Everyone there helps me be a more successful business.” Bob Federico Federico Chrysler, Dodge, Jeep & Ram Federico Chrysler, Dodge, Jeep & Ram Bob Federico, Dennis Terry, Danielle Federico Matysik and Lisa Fowler The Bank Cared Enough to Learn Our Business “We first came to First Clover Leaf Bank for a business loan, and our loan officer, Stephen Cooper, was very approachable and took the time to learn about our business needs. We felt very “in sync”with the bank, and appreciated that they wanted to help us with our goals. We found that everyone at the bank was just as friendly, and we’ve enjoyed the easy access to all the services. Terri Lowrance came out to our office to train us on managing our accounts with the business banking services. She was patient, and was available afterward anytime we needed help. First Clover Leaf Bank far exceeds the service of any other bank we’ve used.” Kathy and Bruce Long Stillwater Senior Living Stillwater Senior Living Kathy Long and Stephen Cooper

Supporting Local Small Business

Our support for small business goes beyond banking. We make it a point to become our business customers’ customers! 1 Leon Frohn, Farmer • Highland, IL In business 35 years “The staff at Highland has been very helpful with anything I have needed for my farming operation and banking needs.” –Leon Frohn 2 Solid Impact Golf Center • Wood River, IL In business 12 years “We have built many relationships that extend well past the usual business/client interaction.” – Marty Chiarodo, Owner 3 Peel Wood Fired Pizza • Edwardsville & O’Fallon, IL In business 5 years “First Clover Leaf Bank seems to be the leader in serving the new, up & coming businesses when it comes to granting commercial loans.” – Patrick Thirion and Brandon Case, Chef Owners 4 Mid America Institute of Plastic and Cosmetic Surgery • Maryville, IL In business 5 years “First Clover Leaf Bank has a “can do”spirit that embodies what a community bank should be.” –Dr. Ryan Diederich, Owner 5 Bella Milano Restaurants • Edwardsville, O’Fallon and Springfield, IL In business 12 years “We work hard every day to insure that the people in our communities who have made us so successful will never be disappointed in us as restaurateurs, community supporters, or as neighbors.” – Sam & Debra Guarino and Craig & Lori Kalogerou 6 Annie’s Frozen Custard • Edwardsville & Glen Carbon, IL In business 19 years “Throughout our existence, we have been blessed with great local support.” – Kay Cieszelmann and Glenn Bradford, Owners

Community Support & Recognition

Your bank is very active in supporting charitable causes in the community. Often, both the bank and our employees contribute financially. And, of course, it's our employees who get out there, join in, and make it happen.

Governor's Cup Award for Boundless Playground

We were proud to be a part of the 2014 Governor's Cup Award for our contributions to the Boundless Playground. The bank donated $10,000 toward building the playground, and we raised additional funds through several 5K events.

YMCA Platinum Partner

We partner with the Edwardsville YMCA, as they share our mission to strengthen the community. Our contributions go toward financial assistance to families who need YMCA services, such as Youth Development and Childcare programs, Special Needs programming, and Health & Wellness programs.

> "First Clover Leaf Bank is very proud of our local YMCA and the tremendously positive impact it has on all socioeconomic segments of our community. The Y and its leadership team make sure that everyone in our community has access to programs and activities. That is why First Clover Leaf Bank supports the YMCA - the Y works for everyone!" **Dave Kuhl**

United Way Plaque for Outstanding Campaign Increase

The bank reached our goal of 90% employee participation in 2014, which is a significant increase over 2013, and was our most successful campaign ever. Together, we raised almost $11,000 through payroll deductions and corporate contributions. United Way awarded us with a plaque recognizing the increased donations.

Relay for Life

This year marked our 14th year of participation in the annual Relay for Life. We were proud to raise over $12,000 and be a Jade Sponsor of the event! Since 2001 the Bank has raised over $75,000 to support the American Cancer Society. As employees we hold this fundraiser near and dear to our hearts as many of our own employees, family and friends have suffered with this terrible disease.


YOU MAKE MORE POSSIBLE
PLATINUM PARTNER
First Clover Leaf Bank
THE Y. SO MUCH MORE

Gerry Schuetzenhofer, Joan Lebkuecher, Dave Kuhl and Gary Niebur

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 1. Krystal Haug, Jennifer Warren & Paul Abert accepting the United Way award; 2. Boundless Playground in Township Park, Glen Carbon; 3. Governor’s Cup award display; 4. 2014 Relay for Life participants; 5. FCLB employee representatives of the 2014 Relay for Life - Jade Team

First Clover Leaf Bank GREEN TEAM Enriching the community one project at a time 2014 Lookback Green Team Logged Nearly 1,400 Hours of Community Service This was the 14th year of Green Team, our bank’s volunteer brigade of highly motivated, community-service-oriented employees. They really try to outdo themselves every year, and 2014 was exceptional in every way. Green Team Major Events Wine Tasting Benefit for American Cancer Society New in 2014, the first Wine Tasting was a huge success, with over 200 people in attendance. We had 30 bank employees volunteer at the event. Co-sponsored by Bella Milano and Bin 51 Wines & Spirits, this event raised $10,000 for Relay for Life. We’re already planning next year’s Wine Tasting. Halloween Parade Two-Time Grand Champions First Clover Leaf Bank won Grand Champion again this year with our Freaky Circus Float. It is excellent exposure to be visible in the community at an event that brings together so many families and businesses. ALS Ice Bucket Challenge Yes, we jumped on that bandwagon! We partnered with Keller Construction to get a front loader to dump 300 gallons of ice water on 20 employees who volunteered for the soaking. We had 51 employees contribute a total of $1,300 – and they stayed dry! The Management Team donated an additional $250, for a grand total of $1,550 for ALS. Other Events Green Team members and volunteers plan, run and work events all year long. Here are a few highlights: • Health Fair • Miles for Meso • Boundless Playground • 5K Monster Dash • Diabetes Walk • Santa’s Workshop top to bottom: Guests browsing auction items at 2014 Wine Tasting event; Sampling wine at 2014 Wine Tasting event; FCLB Freaky Circus Float; Bank employees accepting the ALS Ice Bucket Challenge with the help of Keller Construction’s front loader; FCLB 2014 Diabetes Walk participants

We Just Celebrated Our 125th Birthday! Coreen Sivitski & Julie Tristan - Hosts of Show Me St. Louis Guests at FCLB’s 125th Birthday Party Celebration 2014 brought a huge milestone most banks and other businesses of any size never reach – our 125th birthday. As our President and CEO, David Kuhl said, “In today’s world of bank mergers and acquisitions, it is unusual to find a local bank that has served the same communities for 125 years.” We celebrated with a live taping of Show-Me St. Louis on KSDK. The segment highlighted the community and businesses that played an integral part of the bank’s history and success. The show was taped at Annie’s Frozen Custard – one of our business banking customers – and all in attendance enjoyed cake and a free scoop of Annie’s custard. A Brief Timeline of Our History Our bank began on July 18, 1889 as Clover Leaf Loan – back when Benjamin Harrison was President – long before either Roosevelt was in office, and before Eisenhower was even born. We made our first loan soon after for $500 to a customer to purchase property on North Buchanan. We continued making loans to early settlers in the area to help grow our community. 1889 Bank was chartered in the County Judge’s Room at the Courthouse in Edwardsville 1945 Merged with the Home Building & Loan Association Main facility moved to 148 N. Main Street 1974 Renamed Clover Leaf Savings and moved to 200 E. Park Street 2005 Goshen full service branch opened and became Headquarters 2006 Merged with First Federal Savings & Loan to become First Clover Leaf Bank 2008 Wood River branch opened – first facility outside Edwardsville Combined with Partners Bank to become the community bank we are today 2011 Loan Production facility opened in Highland 2014 Loan Production Facility opened in O’Fallon Full Service Branch opened in Swansea We look forward to finding more and better ways to continue growing and serving our hometown communities in the Metro East.

Our Employees Fueled the Bank's Growth & Expansion



While our Board of Directors and Senior Management Teams developed and enacted smart business decisions that enabled First Clover Leaf Bank to grow and expand, it's our employees who carry out our mission day-to-day and provide the personal service that keeps our customers feeling welcomed and valued.

Senior Management Team (left to right):
Steve Cooper, Dee McDonald, Lisa Fowler, Dave Kuhl, Bill Barlow, Chad Abernathy, Brian Gibson and Jamie Foster

Thanks to Our Employees

Any bank is only as strong and successful as the employees who work there. First Clover Leaf Bank is fortunate to have over 100 of the most dedicated, hard working employees of any organization in the state. Our communities benefit from their generosity of time and money as we've logged thousands of volunteer service hours to support the community. Thank you hardly seems enough to express our appreciation for the energy and enthusiasm displayed by our First Clover Leaf family of employees. Thank you all.

Chad Abernathy
Paul Abert
Diana Adams
Alexandria Ahring
Abel Anderson
Kimball Anderson
Rosemary Anderson
Kathryn Arnold
Carleigh Baker
Bill Barlow
Brittany Bauer
Janna Beckmann
Ashley Bertels
Barbara Blackmon
Theresa Bodner
Brooke Brown
Carol Brown
Margaret Brown
Sara Buetow
Nikola Bundalo
Andrew Butts
Jennifer Cappelletti
Bryan Cassidy
Susan Chastain
Stephen Cooper
Stephanie Dailey
Wade Dauksch
Lara DeGroot
James Demoulin
Malissa Duckworth
Debra Durbin
Kevin Fitzgerald
Jamie Foster
Alexis Fowler
Deborah Fowler
Lisa Fowler
Julie Fulton
Sally Gansner
Stephanie Garry
Brian Gibson
Ryan Goodwin
Beverly Graham
Scott Gruber
Adrienne Hardin
Susan Hart
Krystal Haug
Julie Hellmann
Catherine Henseler
Lisa Henss
Karla Hohlt
Sarah Holle
Cynthia Holloway
Alanna Jacks
Julie Jackson
Heather Jenny
Marc Kamp
Elizabeth Kern
Meaghan Khong
Karen Kirkover
Mary Kokorudz
Rachel Korber
Cynthia Korbet
Diana Kruckeberg
Kay Kubicek
Dave Kuhl
Walter Lauchner
Sharon Leichsenring
Melvin Lewis
Terri Lowrance
Connie Mang
Natasha Mangiaracino
Catherine Mareing
Janae Mason
Darlene McDonald
Virginia Micheal
Benjamin Myette
Melanie Nolen
Kathryn Perry
Laura Pfeiffer
Alexis Phillips
Amy Picarella
Joni Picklesimer
Allison Rasmussen
Therese Roman
Vicki Rust
Ann Schmidt
Martha Schultz
Crystal Seals
Dawn Shaw
Sandy Stevens
Dennis Terry
Lynda Tite
Amie Toberman
Robert Treat
Dianne Trout
Kandy Turner
Jillian Van Daley
Julianna Viox
Claire Warren
Jennifer Warren
Patricia Wooff
Bradley Wylder

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Locations Edwardsville - Goshen Office & Headquarters 6814 Goshen Road Edwardsville, IL 62025 618.656.6122 Edwardsville - 157 Center 2143 Route 157 Edwardsville, IL 62025 618.656.6122 Edwardsville - Downtown 300 St. Louis Street Edwardsville, IL 62025 618.656.6122 Wood River 1046 Madison Avenue Wood River, IL 62095 618.254.8445 Highland 12551 State Route 143, Suite A2 Highland, IL 62249 618.882.4251 Swansea 4101 North Illinois Street Swansea, IL 62226 618.416.7895 Mailing address for all locations: P.O. Box 540, Edwardsville, IL 62025 firstcloverleafbank.com

First Clover Leaf Financial Corp. Stock is Traded Via the NASDAQ Capital Market Under the Symbol FCLF. Investor Relations Dee McDonald 6814 Goshen Road P.O. Box 540 Edwardsville, IL 62025 618.656.6122 Legal Counsel Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street Suite 3900 Chicago, IL 60606 312.984.3100 Audit Firm Crowe Horwath LLP One Mid America Plaza Suite 700, P.O. Box 3697 Oak Brook, IL 60522-3697 312.899.7000